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                                                       Exhibit 99. Press Release


                       INTELLIMARK TO ACQUIRE TECHNISOURCE

LITTLE ROCK, Ark. and FORT LAUDERDALE, Fl. (June 11, 2002)-- IntelliMark Holdings, Inc., and Technisource, Inc. (NASDAQ: TSRC), leading providers of information technology staffing and services, today announced a definitive agreement for IntelliMark to acquire Technisource in a cash tender offer for $4.00 per Technisource share of common stock, according to Steve Bova, chairman & CEO of IntelliMark.

IntelliMark has agreed to commence a tender offer to acquire all shares of Technisource stock. The tender offer is expected to be completed in July and requires that at least two-thirds of the fully-diluted shares of Technisource stock be tendered. The transaction, which has been approved by both companies' board of directors, is contingent upon customary closing conditions, including regulatory and other standard approvals.

IntelliMark is a privately held company whose majority investor is Charlesbank Capital Partners of Boston and New York, a private equity and real estate investment firm that manages assets totaling more than $2 billion for Harvard University and other institutions. Technisource is publicly held, with annual revenues of $143.5 million for 2001.

Technisource and IntelliMark provide a wide range of technology and professional services. When combined, the two companies will serve clients from offices in approximately 40 markets in the United States, Canada and India.

Among IntelliMark's and Technisource's clients are Fortune 500 and middle market companies in industries such as banking and finance, government, computing, insurance, retail, telecommunications and international information technology.

"The combined strengths make IntelliMark and Technisource a natural fit due to our complementary service offerings and customer-focused cultures," said Steve Bova, chairman and CEO of IntelliMark. "IntelliMark's IT staffing and solutions offerings are extensive, and Technisource's staffing capabilities are well-known and respected. The combined organization will offer a greater range and depth of services to our clients than previously available separately."

Jim Robertson, President, COO and co-founder of Technisource, said, "This announcement is good news because it creates more services for our customers and growth opportunities for our employees. With IntelliMark's IT solutions capabilities, we will be in a much stronger position to offer enhanced IT services to our clients. In addition, our large staffing organization will benefit from IntelliMark's unique capabilities, particularly its national recruiting service."

Once the acquisition is completed, IntelliMark's staffing division will be merged with Technisource and operated under the Technisource brand. IntelliMark's solutions division will retain the name of IntelliMark IT Solutions. IntelliMark will be the parent company for both Technisource and IntelliMark IT Solutions.

Bova will continue as chairman and CEO of IntelliMark. Othon Herrera, currently president and chief operating officer of IntelliMark's staffing division, will serve as president of the "new" Technisource, and Jim Robertson will serve as executive vice president. John Willett will continue as president of IntelliMark IT Solutions.

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Herrera said, "From this synthesis of organizations, a new company will emerge that has greater capabilities to support our customer-focused organization. Today, IntelliMark and Technisource have minimal client overlap, which is significant in that we will now be positioned to capture a larger share of the staffing market. And with our solutions expertise, the new organization will bring increased value to all our clients."

The headquarters for the parent company will remain in Little Rock. The transaction is expected to close by mid-August.

ABOUT INTELLIMARK
IntelliMark's 1,200 employees and associates in 20 locations across the United States provide information technology staffing and solutions to generate competitive advantages for its clients. IntelliMark's customer base of Fortune 500 and middle market companies represents a wide variety of industries, including banking and finance, communications, healthcare, manufacturing, retail and government. IT solutions offerings include security, wireless, help desk, application development, integration and support, network solutions and training. IT staffing capabilities include recruiting, staff augmentation, enterprise resource planning, and contingent workforce automation. The company's headquarters is in Little Rock, Arkansas. The web site is www.intellimark-it.com.

ABOUT TECHNISOURCE
Technisource's 1,400 employees and associates serve more than 550 client divisions and business units from 35 locations in the United States, Canada and India. Technisource provides a wide range of technology professional services to a growing client base that includes many Fortune 500 corporations. The company's services range from technology contract consulting to the design and deployment of internet/intranet systems and to building whole development teams for technology products. Technisource's web site is www.technisource.com.

Statements contained in this press release not relating to historical facts, including the statements relating to the timing of the expected completion of the tender offer, and the growth and increased service opportunities for Technisource's employees and customers as a result of the acquisition are forward-looking statements that are intended to fall within the safe harbor rule for such statements under the Private Securities Litigation Reform Act. These forward-looking statements are subject to risks and uncertainties that could cause actual events to differ from the forward-looking statements. These risks and uncertainties include, but are not limited to the parties' ability to satisfy all of the conditions to the closing of the acquisition and the absence of any event that would have a material adverse effect on Technisource prior to the consummation of the acquisition and the effect of conditions on the technology services industry and the economy in general. More information about these risks and uncertainties may be found in the reports on Forms 8-K, 10-K and 10-Q and other documents filed with the Securities Exchange Commission by Technisource.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of Technisource. At the time the offer is commenced, IntelliMark will file a tender offer statement with the U.S. Securities and Exchange Commission and Technisource will file a solicitation/recommendation statement with respect to the offer. Technisource stockholders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender documents) and the related solicitation/recommendation statement because they will contain important information. These documents will be available at no charge at the SEC's Web site at www.sec.gov or by contacting the Technisource Investor Relations department at 954-493-8601.

INTELLIMARK CONTACT INFORMATION:
Brian Hodge, Director of Marketing & Communications

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IntelliMark
2300 Cottondale Lane, Suite 250, Little Rock, AR 72202
Phone: (501) 664-1100; Fax: (501) 537-4518
bhodge@intellimark-it.com
www.intellimark-it.com

TECHNISOURCE CONTACT INFORMATION:
C. Shelton James, Chief Executive Officer
Technisource, Inc.
1901 W. Cypress Creek Road, Suite 202, Ft. Lauderdale, FL  33309
Phone: (954) 377-2805; Fax: (954) 928-3831
sjames@technisource.com
www.technisource.com